Exhibit 99.1

TeliaSonera awarded a 3G license in Lithuania

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 6, 2006--The Telecommunications Regulatory Authority in Lithuania announced today that TeliaSonera's subsidiary Omnitel is one of the winners in the tender for the three 3G licenses in Lithuania.

The public tender for 3G licenses in Lithuania was announced on November 17, 2005 and today the Telecommunications Regulatory Authority has informed that Omnitel will be granted one of the three 3G-licenses. Omnitel plans to launch the 3G services and to disclose country-wide roll-out plans on February 23.

"We are proud to say that we now have 3G licenses in all seven countries of our home market. The 3G networks will offer our customers increased possibilities in the usage of mobile internet services." says Kenneth Karlberg, President of TeliaSonera Norway, Denmark and Baltic countries.

Omnitel will launch 3G mobile Internet services in eight Lithuanian cities.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30